NEWS RELEASE

BROOKFIELD OFFICE PROPERTIES HIRES MICHAEL MCNAMARA AS HEAD OF U.S. ACQUISITIONS AND DISPOSITIONS

NEW YORK, January 19, 2012 – Brookfield Office Properties Inc. (NYSE, TSX: BPO) announced today that it has hired Michael McNamara as the Head of U.S. Acquisitions & Dispositions, reporting to President & Global Chief Investment Officer Dennis Friedrich.

“Mike McNamara comes to Brookfield with an impressive track record and a broad range of experience and associations,” said Mr. Friedrich.  “We are excited for him to join us to advance our growth initiatives in the United States.”

Mr. McNamara joins Brookfield after serving as the Senior VP/Managing Director for TRECAP Partners where he worked closely with the firm’s portfolio managers to identify investment market strategies for client/fund mandates. His responsibilities also included oversight of TRECAP’s due diligence and research functions, in addition to his serving on the company’s Management and Portfolio Management Committees.

Prior to joining TRECAP, Mr. McNamara was a managing director and principal at Lehman Brothers Real Estate Partners, responsible for North American acquisitions and dispositions. Prior to joining Lehman Brothers in 2000, he was head of acquisitions at Lend Lease Real Estate Investments and its predecessor Equitable Real Estate Investment Management, where he was instrumental in executing a broad range of real estate transactions in office, apartments, hotels, industrial and retail properties. Over a 30-year career, he has participated in more than $75 billion in transactions.

Mr. McNamara is a member of the Leadership Group of the Urban Land Institute and International Council of Shopping Centers. He has also served as a member of the Board of Directors of the National Multi-Family Housing Council. He holds a B.S. from St. John's University.

About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada and Australia. Its portfolio is comprised of interests in 110 properties totaling 78 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Denver, Toronto, Calgary, Ottawa, Sydney, Melbourne and Perth, making it the global leader in the ownership and management of office assets. Landmark properties include the World Financial Center in Manhattan, Brookfield Place in Toronto, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary, Darling Park in Sydney and City Square in Perth. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Contact: Melissa Coley, VP, Investor Relations and Communications
(212) 417-7215; melissa.coley@brookfield.com